SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 3

to

ANNUAL REPORT

of

ASIAN INFRASTRUCTURE INVESTMENT BANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2025

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

*	The registrant files annual reports on Form 18-K on a voluntary basis.

TABLE OF CONTENTS

EXPLANATORY NOTE	i

SIGNATURE	ii

EXHIBIT INDEX	iii

EXHIBIT 9 — ASIAN INFRASTRUCTURE INVESTMENT BANK’S FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2026

EXHIBIT 10 — ASIAN INFRASTRUCTURE INVESTMENT BANK, CONDENSED FINANCIAL STATEMENTS (UNAUDITED) FOR THE SIX MONTHS ENDED JUNE 30, 2026

EXHIBIT 11 — AWARENESS LETTER OF DELOITTE TOUCHE TOHMATSU

EXPLANATORY NOTE

This Amendment No. 3 to the annual report on Form 18-K for the fiscal year ended December 31, 2025 (the “Annual Report”) is filed by the Asian Infrastructure Investment Bank (“AIIB”), a multilateral development bank established and operating under the Articles of Agreement, an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015, with a mandate to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. This amendment to the Annual Report, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by AIIB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

The Annual Report is hereby amended as follows:

1. Exhibit 9 hereto, entitled “Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2026,” is added to the Annual Report;

2. Exhibit 10 hereto, entitled “Asian Infrastructure Investment Bank, Condensed Financial Statements (Unaudited) for the Six Months Ended June 30, 2026,” is added to the Annual Report; and

3. Exhibit 11 hereto, entitled “Awareness Letter of Deloitte Touche Tohmatsu,” is added to the Annual Report.

i

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Beijing, People’s Republic of China, on the 21st day of August, 2026.

ASIAN INFRASTRUCTURE INVESTMENT BANK

By:	/s/ Domenico Nardelli
Name:	Domenico Nardelli
Title:	Acting Chief Financial Officer

ii

EXHIBIT INDEX

Exhibit Number	Description

9.	Asian Infrastructure Investment Bank’s Financial Condition and Results of Operations as of and for the Six Months Ended June 30, 2026

10.	Asian Infrastructure Investment Bank, Condensed Financial Statements (Unaudited) for the Six Months Ended June 30, 2026

11.	Awareness Letter of Deloitte Touche Tohmatsu

iii